EXHIBIT 99.1

Unaudited Condensed Attributed Financial Information for Hughes Retail Group

On March 1, 2014, EchoStar Corporation (“EchoStar”) issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “EchoStar Tracking Stock”) and Hughes Satellite Systems Corporation (“HSS”), a subsidiary of EchoStar, also issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “HSS Tracking Stock” and together with the EchoStar Tracking Stock, the “Tracking Stock”) to certain subsidiaries of DISH Network Corporation.

The Tracking Stock is intended to reflect the separate performance of the Hughes Retail Group, which is comprised primarily of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The HSSC Group is comprised of all existing and future businesses of Hughes Satellite Systems Corporation and its subsidiaries, excluding the Hughes Retail Group.

Holders of the Tracking Stock and our common stock are holders of capital stock of the issuer (EchoStar or HSS) and are subject to risks associated with an investment in the issuer and all of its businesses, assets and liabilities.  The issuance of the Tracking Stock does not affect the rights of our creditors or the creditors of our subsidiaries.  Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group and the HSSC Group, our tracking stock structure does not affect the ownership or the legal title to our assets or responsibility for our liabilities.

The accompanying condensed attributed financial information as of, and for, the three and nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 are unaudited. The Company’s management is solely responsible for this financial information and believes that it has been prepared in conformity with accounting principles generally accepted in the United States.

The following tables present our consolidated assets and liabilities as of September 30, 2014 and December 31, 2013 and our consolidated revenue, expenses and cash flows for the three and nine months ended September 30, 2014 and 2013.  The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Hughes Retail Group as if that business and its assets had been attributed to that group at the beginning of each period.  As a result of our Policy Statement adopted as of March 1, 2014, we used different attribution methods for certain items in periods prior to March 1, 2014.  Therefore, the attributed financial position, results of operations and cash flows of the Hughes Retail Group and all other operations are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended September 30, 2014 included in our Quarterly Report on Form 10-Q.

Condensed Attributed Balance Sheets

(In thousands)

(Unaudited)

	Attributed				Attributed
	As of September 30, 2014				As of December 31, 2013
	Hughes				Hughes
	Retail	HSSC	Inter-Group	HSS	Retail	HSSC	Inter-Group	HSS
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Assets
Current Assets:
Cash, cash equivalents and marketable investment securities	$—	$595,740	$—	$595,740	$—	$280,569	$—	$280,569
Trade accounts receivable, net	31,527	122,116	—	153,643	24,466	108,489	—	132,955
Trade accounts receivable - DISH Network, net	—	21,532	—	21,532	—	68,091	—	68,091
Inventory	8,011	49,595	(1,864)	55,742	10,004	46,989	—	56,993
Deferred tax assets	5,585	58,248	—	63,833	4,143	59,643	—	63,786
Prepaids and deposits	392	30,467	—	30,859	814	26,313	—	27,127
Inter-group advances	—	19,494	(19,494)	—	—	—	—	—
Other current assets	—	10,303	—	10,303	—	28,129	—	28,129
Total current assets	45,515	907,495	(21,358)	931,652	39,427	618,223	—	657,650
Noncurrent Assets:
Restricted cash and cash equivalents	—	17,802	—	17,802	—	15,114	—	15,114
Property and equipment, net	161,269	2,135,744	(5,632)	2,291,381	151,023	1,832,258	—	1,983,281
Regulatory authorizations	—	471,658	—	471,658	—	471,658	—	471,658
Goodwill	260,000	244,173	—	504,173	260,000	244,173	—	504,173
Other intangible assets, net	57,136	112,750	—	169,886	75,280	138,467	—	213,747
Economic interest in Hughes Retail Group	—	341,559	(341,559)	—	—	488,852	(488,852)	—
Other investments	—	31,581	—	31,581	—	30,212	—	30,212
Other noncurrent assets, net	42,501	133,938	(546)	175,893	40,272	125,704	—	165,976
Total noncurrent assets	520,906	3,489,205	(347,737)	3,662,374	526,575	3,346,438	(488,852)	3,384,161
Total assets	$566,421	$4,396,700	$(369,095)	$4,594,026	$566,002	$3,964,661	$(488,852)	$4,041,811
Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable	$9,391	$89,553	$—	$98,944	$—	$91,000	$—	$91,000
Trade accounts payable - DISH Network	—	20	—	20	—	5	—	5
Current portion of long-term debt and capital lease obligations	—	42,285	—	42,285	—	67,300	—	67,300
Deferred revenue and prepayments	24,924	35,229	—	60,153	20,999	34,087	—	55,086
Accrued compensation	—	20,638	—	20,638	—	19,741	—	19,741
Advances from affiliates, net	—	31,963	—	31,963	—	10,711	—	10,711
Inter-group advances	19,494	—	(19,494)	—	—	—	—	—
Accrued interest	—	43,483	—	43,483	—	7,812	—	7,812
Accrued expenses and other	5,784	81,394	—	87,178	6,108	70,641	—	76,749
Total current liabilities	59,593	344,565	(19,494)	384,664	27,107	301,297	—	328,404
Noncurrent Liabilities:
Long-term debt and capital lease obligations, net of current portion	—	2,332,439	—	2,332,439	—	2,351,572	—	2,351,572
Deferred tax liabilities	26,226	397,991	—	424,217	40,225	226,449	—	266,674
Advances from affiliates, net	—	8,320	—	8,320	—	8,221	—	8,221
Other noncurrent liabilities	5,489	88,577	—	94,066	9,818	52,304	—	62,122
Total noncurrent liabilities	31,715	2,827,327	—	2,859,042	50,043	2,638,546	—	2,688,589
Total liabilities	91,308	3,171,892	(19,494)	3,243,706	77,150	2,939,843	—	3,016,993
Shareholders’ Equity:
Equity/ Attributed net assets (liabilities)	475,113	1,214,801	(349,601)	1,340,313	488,852	1,015,957	(488,852)	1,015,957
Noncontrolling interests	—	10,007	—	10,007	—	8,861	—	8,861
Total shareholders’ equity	475,113	1,224,808	(349,601)	1,350,320	488,852	1,024,818	(488,852)	1,024,818
Total liabilities and equity/ attributed net assets (liabilities)	$566,421	$4,396,700	$(369,095)	$4,594,026	$566,002	$3,964,661	$(488,852)	$4,041,811

Condensed Attributed Statements of Operations

(In thousands)

(Unaudited)

	Attributed				Attributed
	For the Three Months Ended				For the Three Months Ended
	September 30, 2014				September 30, 2013
	Hughes				Hughes
	Retail	HSSC	Inter-Group	HSS	Retail	HSSC	Inter-Group	HSS
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Revenue:
Services and equipment revenue - other	$141,761	$268,273	$(80,093)	$329,941	$126,399	$161,732	$—	$288,131
Services and equipment revenue - DISH Network	—	135,739	—	135,739	—	98,836	—	98,836
Total revenue	141,761	404,012	(80,093)	465,680	126,399	260,568	—	386,967
Costs and Expenses:
Cost of sales (exclusive of depreciation and amortization)	84,975	180,980	(76,378)	189,577	65,629	122,000	—	187,629
Selling, general and administrative expenses	34,293	29,497	—	63,790	31,435	26,484	—	57,919
Research and development expenses	—	5,168	—	5,168	1,736	4,071	—	5,807
Depreciation and amortization	34,831	81,463	(466)	115,828	29,425	70,240	—	99,665
Total costs and expenses	154,099	297,108	(76,844)	374,363	128,225	222,795	—	351,020
Operating income (loss)	(12,338)	106,904	(3,249)	91,317	(1,826)	37,773	—	35,947

Other Income (Expense):
Interest income	—	851	(15)	836	—	962	—	962
Interest expense, net of amounts capitalized	(15)	(47,468)	15	(47,468)	—	(48,794)	—	(48,794)
Equity in earnings of unconsolidated affiliate	—	1,725	—	1,725	—	1,876	—	1,876
Retained interest in earnings (loss) of Hughes Retail Group	—	(5,385)	5,385	—	—	(1,103)	1,103	—
Other, net	—	(247)	—	(247)	—	(857)	—	(857)
Total other income (expense), net	(15)	(50,524)	5,385	(45,154)	—	(47,916)	1,103	(46,813)
Income (loss) before income taxes	(12,353)	56,380	2,136	46,163	(1,826)	(10,143)	1,103	(10,866)
Income tax benefit (provision), net	4,862	(14,298)	—	(9,436)	723	6,694	—	7,417
Net income (loss)	(7,491)	42,082	2,136	36,727	(1,103)	(3,449)	1,103	(3,449)
Less: Net income (loss) attributable to noncontrolling interests	—	376	—	376	—	317	—	317
Net income (loss) attributable to HSS	$(7,491)	$41,706	$2,136	$36,351	$(1,103)	$(3,766)	$1,103	$(3,766)

Condensed Attributed Statements of Operations

(In thousands)

(Unaudited)

	Attributed				Attributed
	For the Nine Months Ended				For the Nine Months Ended
	September 30, 2014				September 30, 2013
	Hughes				Hughes
	Retail	HSSC	Inter-Group	HSS	Retail	HSSC	Inter-Group	HSS
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Revenue:
Services and equipment revenue - other	$417,291	$722,095	$(183,465)	$955,921	$373,995	$506,692	$—	$880,687
Services and equipment revenue - DISH Network	—	381,743	—	381,743	—	266,706	—	266,706
Total revenue	417,291	1,103,838	(183,465)	1,337,664	373,995	773,398	—	1,147,393
Costs and Expenses:
Cost of sales (exclusive of depreciation and amortization)	234,294	495,594	(174,799)	555,089	191,246	364,377	—	555,623
Selling, general and administrative expenses	103,783	87,806	—	191,589	95,508	81,947	—	177,455
Research and development expenses	878	13,436	—	14,314	5,540	10,883	—	16,423
Depreciation and amortization	100,122	240,333	(624)	339,831	89,391	212,961	—	302,352
Impairment of long-lived asset	—	—	—	—	—	34,664	—	34,664
Total costs and expenses	439,077	837,169	(175,423)	1,100,823	381,685	704,832	—	1,086,517
Operating income	(21,786)	266,669	(8,042)	236,841	(7,690)	68,566	—	60,876

Other Income (Expense):
Interest income	1	2,431	(21)	2,411	—	1,420	—	1,420
Interest expense, net of amounts capitalized	(20)	(144,811)	21	(144,810)	—	(147,824)	—	(147,824)
Equity in earnings of unconsolidated affiliates	—	3,739	—	3,739	—	2,480	—	2,480
Retained interest in earnings (loss) of Hughes Retail Group	—	(9,126)	9,126	—	—	(4,646)	4,646	—
Other, net	—	229	—	229	—	7,613	—	7,613
Total other income (expense), net	(19)	(147,538)	9,126	(138,431)	—	(140,957)	4,646	(136,311)
Income (loss) before income taxes	(21,805)	119,131	1,084	98,410	(7,690)	(72,391)	4,646	(75,435)
Income tax benefit (provision), net	8,631	(30,691)	—	(22,060)	3,044	32,584	—	35,628
Net loss	(13,174)	88,440	1,084	76,350	(4,646)	(39,807)	4,646	(39,807)
Less: Net income attributable to noncontrolling interests	—	1,103	—	1,103	—	533	—	533
Net income loss attributable to HSS	$(13,174)	$87,337	$1,084	$75,247	$(4,646)	$(40,340)	$4,646	$(40,340)

Condensed Attributed Statements of Cash Flows

(In thousands)

(Unaudited)

	Attributed				Attributed
	For the Nine Months Ended				For the Nine Months Ended
	September 30, 2014				September 30, 2013
	Hughes				Hughes
	Retail	HSSC	Inter-Group	HSS	Retail	HSSC	Inter-Group	HSS
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Cash Flows from Operating Activities:
Net income (loss)	$(13,174)	$88,440	$1,084	$76,350	$(4,646)	$(39,807)	$4,646	$(39,807)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation and amortization	100,122	240,333	(624)	339,831	89,391	212,961	—	302,352
Equity in earnings of unconsolidated affiliate	—	(3,739)	—	(3,739)	—	(2,480)	—	(2,480)
Retained interest in loss (earnings) of Hughes Retail Group	—	9,126	(9,126)	—	—	4,646	(4,646)	—
Amortization of debt issuance costs	—	4,319	—	4,319	—	4,013	—	4,013
Realized (gains) losses on marketable investment securities and other investments, net	—	42	—	42	—	(2,583)	—	(2,583)
Impairment of long-lived asset	—	—	—	—	—	34,664	—	34,664
Stock-based compensation	—	1,944	—	1,944	—	1,247	—	1,247
Deferred tax benefit	—	13,331	—	13,331	—	(40,119)	—	(40,119)
Changes in current assets and current liabilities, net	2,979	89,279	8,666	100,924	(17,716)	30,536	—	12,820
Changes in noncurrent assets and noncurrent liabilities, net	(17,499)	10,458	—	(7,041)	(11,699)	(943)	—	(12,642)
Other, net	—	10,096	(6,256)	3,840	—	(3,498)	—	(3,498)
Net cash flows from operating activities	72,428	463,629	(6,256)	529,801	55,330	198,637	—	253,967
Cash Flows from Investing Activities:
Purchases of marketable investment securities	—	(269,215)	—	(269,215)	—	(77,604)	—	(77,604)
Sales and maturities of marketable investment securities	—	130,997	—	130,997	—	47,714	—	47,714
Purchases of property and equipment	(91,357)	(80,901)	6,256	(166,002)	(86,258)	(65,421)	—	(151,679)
Transfer of regulatory authorization to DISH Network	—	—	—	—	—	23,148	—	23,148
Change in restricted cash and cash equivalents	—	(2,688)	—	(2,688)	—	14,138	—	14,138
Inter-group advances	—	(19,494)	19,494	—	—	—	—	—
Other, net	—	(17,531)	—	(17,531)	—	(10,021)	—	(10,021)
Net cash flows from investing activities	(91,357)	(258,832)	25,750	(324,439)	(86,258)	(68,046)	—	(154,304)
Cash Flows from Financing Activities:
Proceeds from issuance of Hughes Retail Preferred Tracking Stock, net of offering cost	—	10,601	—	10,601	—	—	—	—
Repayment of long-term debt and capital lease obligations	—	(49,904)	—	(49,904)	—	(51,922)	—	(51,922)
Inter-group advances	19,494	—	(19,494)	—	—	—	—	—
Inter-group equity contributions (distributions), net	(565)	565	—	—	30,928	(30,928)	—	—
Other	—	(1,116)	—	(1,116)	—	11,558	—	11,558
Net cash flows from financing activities	18,929	(39,854)	(19,494)	(40,419)	30,928	(71,292)	—	(40,364)
Effect of exchange rates on cash and cash equivalents	—	(348)	—	(348)	—	3,074	—	3,074
Net increase (decrease) in cash and cash equivalents	—	164,595	—	164,595	—	62,373	—	62,373
Cash and cash equivalents, beginning of period	—	163,709	—	163,709	—	136,219	—	136,219
Cash and cash equivalents, end of period	$—	$328,304	$—	$328,304	$—	$198,592	$—	$198,592

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

Note 1.         Business Description

The Hughes Retail Group is generally comprised of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business, and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The HSSC Group consists of all other operations of HSS, including all existing and future businesses other than the Hughes Retail Group.  HSS has adopted a policy statement (the “Policy Statement”) as described in Note 2 below, which sets forth management and allocation policies for purposes of attributing all of the business and operations of HSS to either the Hughes Retail Group or the HSSC Group (each as fully defined in the Policy Statement and collectively, the “Groups”).

Note 2.         Basis of Presentation

The overall objective of the attributed financial information is to present HSS’ attributed amounts reported in its condensed consolidated financial statements to the Hughes Retail Group and the HSSC Group.  The Policy Statement contains specific provisions that determine how certain assets, liabilities, revenue and expenses are attributed to the Groups, effective March 1, 2014.  However, the Policy Statement does not explicitly address the attribution of all amounts reported in our condensed consolidated financial statements; accordingly, management applies judgment in attributing certain amounts based on its assessment of the activities of the Groups and the guiding principles set forth in the Policy Statement.  In addition, because the Policy Statement was not effective in periods prior to March 1, 2014, it has limited applicability to the attributed financial information for such periods.

Set forth below is an overview of the Policy Statement and additional discussion about how we have attributed amounts in our condensed consolidated financial statements to the Groups.

Policy Statement

In accordance with the Policy Statement, all existing and future retail subscribers, including related customer contracts, are attributed to the Hughes Retail Group.  Assets and liabilities that are directly related to the Hughes Retail Group are attributed to the Hughes Retail Group, including certain accounts receivable, inventory, property and equipment, deferred subscriber acquisition costs, intangible assets and tax related assets and liabilities.  To the extent practicable, costs and expenses are attributed without markup to the Hughes Retail Group or the HSSC Group based on specific identification.  Common or shared costs, including corporate overhead, are allocated between the Hughes Retail Group and the HSSC Group using objective methods and criteria that reflect the relative usage of the corresponding functions or services.  Where resources are shared by the Groups and determinations based on use alone are not practicable, we use other methods and criteria that we believe are fair and result in a reasonable estimate of the costs associated with operation, utilization, and maintenance of such resources to each Group.  Such methods and criteria may include allocations based on revenue, operating costs, square footage, headcount or management estimates.  Under the documents governing the Tracking Stock, any change in our management’s allocation methodologies requires the consent of the holders of a majority of the outstanding shares of the Tracking Stock, but does not require the consent of our common shareholders.

The Hughes Retail Group utilizes broadband satellite capacity that is operated and maintained by the HSSC Group.  The Policy Statement provides for a monthly charge to the Hughes Retail Group for its utilization of such capacity based on the number of retail subscribers and revenue per month.  In addition, the Policy Statement establishes pricing for the Hughes Retail Group purchases of customer rental equipment from the HSSC Group based on cost plus a fixed margin percentage.  Income taxes incurred by HSS and its subsidiaries that include operations of the Hughes Retail Group are allocated between the HSSC Group and the Hughes Retail Group based primarily on the relative amounts of earnings or loss attributable to each Group.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

The various attributions, allocations and inter-group charges provided for in the Policy Statement generally do not affect the amounts reported in HSS’ condensed consolidated financial statements, except for effects on the attribution of equity and net income or loss between the holders of Tracking Stock and HSS’ common shareholders.  The Policy Statement also does not significantly affect the way that the Hughes segment management assesses operating performance and allocates resources.  In addition, our chief operating decision maker reviews the Hughes Retail Group financial information only to the extent such information is included in our periodic filings with the SEC. Therefore we do not consider the Hughes Retail Group to be a separate operating segment.

Balance Sheet Attributions

Assets attributed to the Hughes Retail Group based on specific identification consist primarily of trade accounts receivable from retail broadband subscribers, property and equipment (primarily customer rental equipment) used solely in the retail business, and deferred subscriber acquisition costs included in other noncurrent assets.  Goodwill and other intangible assets (primarily customer relationships, developed technology and trademarks), which were recognized in connection with our acquisition of Hughes Communications, Inc. in June 2011, were attributed to the Hughes Retail Group based on an analysis of information for the retail business that was available at the acquisition date.

No attribution to the Hughes Retail Group has been made for certain significant assets that it shares with the HSSC Group, including regulatory authorizations and property and equipment (such as satellites and related terrestrial facilities), because those assets are operated and maintained by the HSSC Group and it is not practicable to allocate the asset carrying amounts between the Groups.  However, the Hughes Retail Group has the right to use such assets and is charged for its use of such assets in accordance with the Policy Statement.

Liabilities attributed to the Hughes Retail Group based on specific identification consist primarily of customer prepayments and deferred revenue related to retail subscribers and deferred tax liabilities related to assets and liabilities that have been attributed to the Hughes Retail Group.  Except to a limited extent, it is not practicable to attribute accounts payable and accrued liabilities to the Hughes Retail Group because those amounts arise from centralized processes managed by the HSSC Group.  The Hughes Retail Group generally incurs inter-group payables to all other operations in connection with such centralized processes.  As provided in the Policy Statement, none of our long-term debt is attributed to the Hughes Retail Group; however, interest is charged on all inter-group payables.

Revenue and Expense Attributions

The Hughes Retail Group revenue relates to services and equipment provided to retail broadband subscribers and is readily identifiable based on specific identification.

Expenses attributed to the Hughes Retail Group based on specific identification include depreciation of property and equipment and amortization of intangible assets that are attributed to the Hughes Retail Group.  Certain other operating expenses, such as compensation of employees that work exclusively in the retail business, are also attributed to the Hughes Retail Group based on specific identification.  A substantial portion of the Hughes Retail Group cost of sales is based on specific inter-group pricing provisions of the Policy Statement, including a monthly charge per retail subscriber and charges for customer rental equipment at cost plus a fixed margin percentage.  The Hughes Retail Group operating expenses also reflect allocations of corporate overhead and other expenses incurred by HSS.

Cash Flow Attributions

The Hughes Retail Group participates in HSS’ centralized cash management system and does not maintain separate cash accounts.  Under the centralized cash management system, net advances of cash to or from the Hughes Retail Group are reflected in an inter-group receivable or payable account, which bears interest at the same rate earned by HSS on its cash and marketable investment securities portfolio.  There is no allocation of HSS’ long-term debt or related interest costs to the Hughes Retail Group.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

Cash receipts from retail broadband subscribers and payments of certain expenses attributed to the Hughes Retail Group on a specific identification basis generally are reflected in the attributed statements of cash flows in the period the cash is received or paid.  It is not practicable to determine the timing of related cash disbursements under the centralized cash management system for other costs and expenses attributed to the Hughes Retail Group.  The accompanying statements of cash flows generally presents cash flows related to such transactions when they are recognized on an accrual basis in an inter-group receivable or payable account.  Periodic changes in inter-group receivables or payables generally are indicative of amounts received or paid by the HSSC Group on behalf of the Hughes Retail Group and are reported in the accompanying attributed statements of cash flows as investing activity for the Group with a net receivable balance or as financing activity for the Group with a net payable balance.

Attributions for Periods Prior to Adoption of the Policy Statement

Except as discussed below, attributions of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group in periods prior to the adoption of the Policy Statement effective March 1, 2014 are substantially as described above.  However, because the Policy Statement was not effective, the attributed financial information for periods prior to March 1, 2014 do not reflect retrospective application of specific pricing terms in the Policy Statement, such as the monthly charge per subscriber or the cost-plus-fixed-margin pricing for equipment transfers.  In lieu of charges based on such specific terms, the attributed financial information for periods prior to March 1, 2014 reflect actual costs incurred for specifically identified items or are based on allocations of actual costs incurred for shared resources.  In addition, because no arrangement for interest-bearing inter-group receivables or payables existed prior to March 1, 2014, no such accounts or related interest are reflected in the attributed financial information for periods prior to March 1, 2014.  In such periods, HSS’ equity in the net assets of the Hughes Retail Group is presented as “Equity/ Attributed net assets” and periodic changes in such equity are presented as “Inter-group equity contributions (distributions), net” within financing activities in the attributed statements of cash flows.  As a result of our use of different attribution methods for certain items in periods prior to March 1, 2014, the attributed financial position, results of operations and cash flows of the Groups are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  Accordingly, the attributed financial information for periods prior to March 1, 2014 does not purport to present the attributed financial information that would have resulted if the Policy Statement had been adopted in such periods.

Note 3.         Property and Equipment

Property and equipment for the Hughes Retail Group consisted of the following:

	Depreciable	As of
	Life	September 30,	December 31,
	(In Years)	2014	2013
		(In thousands)
Customer rental equipment	2-4	$449,275	$361,248
Accumulated depreciation		(288,006)	(210,225)
Property and equipment, net		$161,269	$151,023

Depreciation expense associated with the Hughes Retail Group property and equipment consisted of the following:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2014	2013	2014	2013
	(In thousands)
Customer rental equipment	$27,916	$21,878	$81,111	$66,751
Total depreciation expense	$27,916	$21,878	$81,111	$66,751

Note 4.         Goodwill and Other Intangible Assets

Goodwill

Goodwill is assigned to reporting units of our operating segments.  A portion of the Hughes segment goodwill was attributed to the Hughes Retail Group as if the Hughes Retail Group had been a separate reporting unit at June 8,

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

2011, the date EchoStar completed the acquisition of Hughes Communications, Inc.  Approximately $260.0 million of the $504.2 million Hughes segment goodwill was attributed to the Hughes Retail Group.

Other Intangible Assets

Other intangible assets for the Hughes Retail Group consisted of the following:

	As of
	September 30, 2014			December 31, 2013
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Amount	Cost	Amortization	Amount
	(In thousands)
Customer relationships	$145,100	$(109,758)	$35,342	$145,100	$(95,063)	$50,037
Technology-based	23,500	(13,056)	10,444	23,500	(10,118)	13,382
Trademark portfolio	13,620	(2,270)	11,350	13,620	(1,759)	11,861
Total other intangible assets	$182,220	$(125,084)	$57,136	$182,220	$(106,940)	$75,280

Customer relationships are amortized predominantly in relation to the expected contribution of cash flow to the business over the life of the intangible asset.  Other intangible assets are amortized on a straight-line basis over the periods the assets are expected to contribute to our cash flows.  Amortization expense was $6.0 million and $7.5 million for the three months ended September 30, 2014 and 2013, respectively, and $18.1 million and $22.6 million for the nine months ended September 30, 2014 and 2013, respectively.

Note 5.         Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods based upon a separate return allocation method which results in income tax expense that approximates the expense that would result if the Hughes Retail Group was a stand-alone entity.  Deferred tax assets and liabilities are recorded for the estimated future tax effects of differences that exist between the financial reporting carrying amount and tax bases of assets and liabilities.  Deferred tax assets are offset by valuation allowances when we determine it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

In accordance with the Policy Statement, all income tax obligations and benefits that arose prior to March 1, 2014, except for deferred income taxes related to differences between the financial reporting carrying amounts and tax bases of the Hughes Retail Group assets and liabilities, are attributable to the HSSC Group.  Because no arrangements for inter-group settlement of income taxes existed prior to March 1, 2014, no inter-group receivables or payables were recognized for attributed income tax expenses or benefits related to operations for periods prior to March 1, 2014.

Note 6.         Equity/ Attributed Net Assets

The reported amounts of equity/attributed net assets for the Hughes Retail Group and the HSSC Group represent the excess of attributed assets over attributed liabilities for the respective Groups. The HSSC Group equity reflects EchoStar’s aggregate 71.89% economic interest in the net assets of the Hughes Retail Group, which comprises DISH Network’s 51.89% economic interest in the Hughes Retail Group represented by EchoStar Tracking Stock and EchoStar’s 20.0% retained interest in the Hughes Retail Group.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

The Hughes Retail Group equity/attributed net assets consisted of attributed paid-in capital and accumulated earnings as follows:

	As of
	September 30,	December 31,
	2014	2013
	(In thousands)
Attributed paid-in-capital	$456,122	$456,686
Attributed accumulated earnings (deficit):
Periods prior to March 1, 2014	33,395	32,166
Periods beginning March 1, 2014	(14,404)	—
Total	18,991	32,166
Total equity/ attributed net assets	$475,113	$488,852